13013209

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-001927

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STEPHENS INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
111 Center Street
(No. and Street)

Little Rock (City) Arkansas (State) 72201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Zoe Ann Hines 501-377-2166
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

111 Center Street Suite 1120 (Address) Little Rock, (City) Arkansas (State) 72201 (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Deloitte.



# Stephens Inc.

(A Wholly Owned Subsidiary of SI Holdings Inc.)
(SEC I.D. No. 8-001927) (CFTC I.D. No. 0031542)

Statement of Financial Condition as of December 31, 2012, Supplemental Schedules, Supplemental Report on Internal Control, and Independent Auditors' Report

# Stephens Inc.

(A Wholly Owned Subsidiary of SI Holdings Inc.)
(SEC I.D. No. 8-001927) (CFTC I.D. No. 0031542)

Statement of Financial Condition as of December 31, 2012, Supplemental Schedules, Supplemental Report on Internal Control, and Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC** Document.

Deloitte.

Deloitte & Touche LLP
Suite 1120
111 Center Street
Little Rock, AR 72201
USA
Tel: +1 501 370 3600
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stephens Inc.:

We have audited the accompanying statement of financial condition of Stephens Inc. (the "Company") (a wholly owned subsidiary of SI Holdings Inc.) as of December 31, 2012, and the related notes to the statement of financial condition ("the financial statement") that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act.

### Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

**Report on Supplemental Schedules**

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition as a whole. The supplemental schedules on pages 14-15 are presented for the purpose of additional analysis and are not a required part of the statement of financial condition, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the statement of financial condition. Such schedules have been subjected to the auditing procedures applied in our audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects when considered in relation to the statement of financial condition as a whole.

Deloitte & Touche LLP

February 22, 2013

# STEPHENS INC.
## (A Wholly Owned Subsidiary of SI Holdings Inc.)

### STATEMENT OF FINANCIAL CONDITION
### AS OF DECEMBER 31, 2012
### (In thousands, except share amounts)

**ASSETS**

| | |
|---|---|
| CASH AND CASH EQUIVALENTS | $ 11,859 |
| GOVERNMENT SECURITIES — Segregated under federal and other regulations | 2,982 |
| RECEIVABLES FROM: | |
| Brokers and dealers | 63,720 |
| Customers | 107,420 |
| Officers, directors, and affiliates | 6,481 |
| Others | 11,197 |
| MARKETABLE SECURITIES — At fair value | 157,006 |
| MARKETABLE SECURITIES PLEDGED AS COLLATERAL FOR REPURCHASE AGREEMENTS — At fair value | 51,203 |
| NOT READILY MARKETABLE SECURITIES — At fair value | 4,737 |
| SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL | 4,767 |
| FURNITURE, FIXTURES, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost — net of accumulated depreciation and amortization of $31,001 | 5,318 |
| OTHER | 9,691 |
| TOTAL | $ 436,381 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | |
|---|---|
| LIABILITIES: | |
| Payables to: | |
| Brokers and dealers | $ 5,195 |
| Customers including free credit balances of $95,165 | 146,242 |
| Officers, directors, and affiliates | 52,604 |
| Securities sold under agreements to repurchase | 47,410 |
| Securities sold but not yet purchased — at fair value | 4,094 |
| Accrued compensation | 14,550 |
| Short-term borrowings | 3,100 |
| Other | 12,627 |
| Total liabilities | 285,822 |
| STOCKHOLDER'S EQUITY: | |
| Common stock, no par value — 2,000 shares authorized, issued, and outstanding | 100,000 |
| Additional paid-in capital | 12,000 |
| Retained earnings | 38,559 |
| Total stockholder's equity | 150,559 |
| | $ 436,381 |

See notes to statement of financial condition.

## 1. ORGANIZATION

Stephens Inc., an S Corporation (the "Company"), is a full-service investment banking firm which is headquartered in Little Rock, Arkansas. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of SI Holdings Inc., an S Corporation (the "Parent").

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Cash and Cash Equivalents** — For financial reporting purposes, the Company defines cash and cash equivalents as currency on hand and demand deposits with banks.

**Securities Transactions** — Marketable securities and securities sold but not yet purchased are carried at fair value on a trade date basis.

Securities borrowed are treated as collateralized financing transactions and are recorded at the amount of cash collateral advanced. The Company monitors the market value of the securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

Transactions involving sales of securities under agreements to repurchase or purchases of securities under agreements to resell are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The Company's policy is to take possession of securities with a market value in excess of the principal amount loaned plus accrued interest in order to initially collateralize the purchase of securities under agreements to resell. The Company's agreements with third parties generally contain contractual provisions to allow for additional collateral to be obtained when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral when deemed appropriate.

**Concentrations of Credit Risk** — In the normal course of business, the Company engages in fixed income transactions that expose it to temporary concentrations of credit risk. In the case of repurchase and resale agreements, counterparty risk is evaluated while underwriting is reviewed by an underwriting committee prior to commitment.

**Furniture, Fixtures, Equipment, and Leasehold Improvements** — Furniture, fixtures, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture, fixtures, and equipment is provided over estimated useful lives of three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the shorter of 10 years or the lease term. The Company periodically evaluates the carrying value of its furniture, fixtures, and equipment to determine if an impairment exists.

**Income Taxes** — The Company is a Qualified Subchapter S Corporation and therefore bears no entity level tax.

**Use of Estimates** — The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates and assumptions and these differences may be material.

**Recent Accounting Pronouncements** — In April 2011, the FASB issued ASU 2011-03, *Reconsideration of Effective Control for Repurchase Agreements* which amends ASC Topic 860 by eliminating the requirement for an entity to consider whether a transferor (i.e., the seller) has the ability to repurchase the financial asset in a repurchase agreement transaction. This ASU is effective for reporting periods beginning on or after December 15, 2011 and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of this standard did not have a material effect on the statement of financial condition.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The amendments in this ASU result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRS and consequently, change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. The disclosures are effective for non-public companies for annual reporting periods beginning on or after December 15, 2011. The adoption of this standard did not have a material impact on the statement of financial condition.

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities*. The amendments in this ASU require that companies enhance current disclosures about offsetting assets and liabilities in order to reduce differences between US GAAP and IFRS. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial condition and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The disclosures are effective for annual reporting periods beginning on or after January 1, 2013.

On February 7, 2013, the FASB issued ASU 2013-03, *Financial Instruments (Topic 825): Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities*, which clarifies guidance in ASU 2011-04. The ASU clarifies that the requirement to disclose the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (as Level 1, Level 2, or Level 3) does not apply to private companies and nonpublic not-for-profits for items that are not measured at fair value in the statement of financial position, but for which fair value is disclosed. The ASU is effective immediately and will not have a material impact on the Company's statement of financial condition.

## 3. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Fair value is a market-based measure considered from the perspective of a market participant rather than a Company-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

*Level 1* — Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

*Level 2* — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

*Level 3* — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the market place, the liquidity of the markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Treasury obligations are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. Treasury obligations are categorized in Level 1 of the fair value hierarchy.

Mortgage-backed Securities are comprised of agency issued debt and mortgage pass-throughs. Non-callable agency issued debt securities are generally valued using quoted market prices adjusted for risk characteristics. Actively traded non-callable agency issued debt securities are generally categorized in Level 2 of the fair value hierarchy.

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations or bond spreads. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Corporate stocks are exchange traded securities that are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Not readily marketable securities held in trust are valued using quoted market prices and are categorized in Level 1 of the fair value hierarchy. Other not readily marketable securities are estimated using multiple factors including the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. These securities are generally categorized in Level 2 of the fair value hierarchy. An investment in a partnership is valued based on calculations of the net reserves and future net revenue of the partnership's interests in owned oil and gas reserves and is categorized in Level 3 of the fair value hierarchy.

| | Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance as of December 31, 2012 |
|---|---|---|---|---|
| Assets: | | | | |
| Government securities segregated under federal and other regulations | $ 2,982 | $ - | $ - | $ 2,982 |
| State and municipal obligations | | 6,085 | | 6,085 |
| Mortgage-backed securities | | 176,030 | | 176,030 |
| Corporate stocks | 8,989 | | | 8,989 |
| Money markets, mutual funds and other | 44 | | | 44 |
| Corporate bonds, debentures and notes | | 2,561 | | 2,561 |
| U.S. Treasury obligations | 14,500 | | | 14,500 |
| Not readily marketable securities | 2,527 | 366 | 1,844 | 4,737 |
| Total assets at fair value | $29,042 | $185,042 | $1,844 | $215,928 |
| Liabilities — U.S. Treasury obligations | $ 4,094 | $ - | $ - | $ 4,094 |
| Total liabilities at fair value | $ 4,094 | $ - | $ - | $ 4,094 |

The Company has a Level 3 private equity investment in a company in the Energy sector. This investment is valued using the discounted cash flow method. The valuation is adjusted quarterly using financial statements and projected production and valuation analyses performed by an independent engineering firm. The fair value of this investment at December 31, 2012 was $1,844. The significant unobservable input or assumption used in the valuation of this investment in addition to the estimates of production volume developed by independent third party engineers is the discount rate. The present value discount rate used to value the investment was 10%. An acceptable range would be from 9% - 10.5%

During the year ended December 31, 2012, there were no transfers to or from level 1 and 2, as well as no transfers to or from the level 3 categories.

## 4. ASSETS SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2012, the Company had segregated $2,982 of marketable securities in an account "for the exclusive benefit of customers" pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

## 5. RECEIVABLES AND PAYABLES

**Brokers and Dealers** — Receivables from brokers and dealers at December 31, 2012, consist of the following:

| | |
|---|---|
| Securities borrowed | $ 1,640 |
| Securities failed to deliver | 48,136 |
| Unsettled regular-way trades | 13,773 |
| Other | 171 |
| | $ 63,720 |

Payables to brokers and dealers at December 31, 2012, consist of the following:

| | |
|---|---|
| Securities failed to receive | $3,783 |
| Dealer free credits | 1,145 |
| Clearing allocation | 267 |
| | $5,195 |

**Customers** — Receivables from customers primarily consist of amounts due on cash and margin securities transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the statement of financial condition. No allowance for doubtful accounts is considered necessary. Payables to customers primarily represent cash on deposit with the Company.

**Officers, Directors, and Affiliates** — Receivables from and payables to officers, directors, and affiliates result from securities transactions executed in the ordinary course of business and carry the same terms and conditions as transactions with non-related parties.

**Others** — Receivables from others result primarily from the Company's brokerage activities.

## 6. FURNITURE, FIXTURES, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Furniture, fixtures, equipment, and leasehold improvements at December 31, 2012 consisted of the following:

| | |
|---|---|
| Leasehold improvements | $ 19,481 |
| Computer hardware | 6,206 |
| Furniture and fixtures | 7,296 |
| Data and telephone equipment | 3,168 |
| Other | 168 |
| | 36,319 |
| Accumulated depreciation | (31,001) |
| Total | $ 5,318 |

## 7. BORROWINGS

The Company had short-term bank borrowings of $3,100 outstanding at December 31, 2012. During the year, short-term borrowings averaged $1,016 per month, with a maximum indebtedness of approximately $27,800. The weighted-average interest rate on these borrowings approximated 1.38% for the year ended December 31, 2012. The interest rate was 1.38% at December 31, 2012.

As of and for the year ended December 31, 2012, the Company had no outstanding obligations that were subordinated to claims of general creditors.

## 8. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Company has elected to compute its net capital requirement under the aggregate indebtedness method of the Rule, which does not allow aggregate indebtedness to exceed 15 times net capital. At December 31, 2012, the Company had an aggregate indebtedness to net capital ratio of 2.23 with $102,611 of net capital, which was $87,338 in excess of its required minimum net capital of $15,273. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17).

The Company operates in a highly regulated industry. Applicable laws and regulation restrict permissible activities and investments. These policies require compliance with various financial and client-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

## 9. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit sharing plan which allows employees to begin making contributions on the first payroll date of the second calendar month following their date of hire. Participants are eligible for Company matching contributions at the beginning of the calendar quarter following six months of employment with a minimum of 500 hours worked. The plan was amended in 2009 to provide that Company contributions for each plan year are made at the discretion of the Company's Board of Directors. Participants are fully vested in the Company's contributions after five years of service, and have graduated vesting up to the five years. Forfeitures of the Company's contributions are used to pay for plan expenses or to increase the Company's contributions.

## 10. RELATED-PARTY TRANSACTIONS

The Company rents certain real property from an affiliate and other related parties under noncancelable operating leases. At December 31, 2012, the future minimum rental commitments under these leases are as follows:

| Years Ending December 31 | Amount |
|---|---|
| 2013 | $ 3,829 |
| 2014 | 3,829 |
| 2015 | 2,731 |
| 2016 | 291 |
| 2017 | 133 |
| Thereafter | 211 |
| | $ 11,024 |

The Company pays various expenses on behalf of an affiliated entity which are attributable to the operations of that entity. Subsequently, the affiliate reimburses the Company for expenses paid on its behalf. The payable balance to affiliated entities as of December 31, 2012 was $647, which is included in payables to officers, directors and affiliates.

The Company holds a position in marketable securities of companies in which officers, directors, and affiliates are members of the Boards of Directors. Total investment in related entities was $4,259 which is included in marketable securities.

## 11. COMMITMENTS AND CONTINGENCIES

In addition to the lease commitment discussed in Note 10, the Company has commitments related to other office space and software maintenance agreements. At December 31, 2012, the future minimum payments required under these agreements are as follows:

| Years Ending December 31 | Amount |
|---|---|
| 2013 | $ 5,841 |
| 2014 | 5,703 |
| 2015 | 5,372 |
| 2016 | 5,337 |
| 2017 | 5,034 |
| Thereafter | 12,523 |
| | $39,810 |

The Company is a defendant in several lawsuits and arbitrations, which arose from its usual business activities. Certain of these lawsuits arose from the Company's participation as a member of the selling group or the underwriting syndicate in public offerings of securities. The Company also is involved, from time to time, in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines, or penalties. Although the ultimate outcome of these actions cannot be ascertained at this time, and the results of legal proceedings cannot be predicted with certainty, management, based on its understanding of the facts and consultation with outside counsel, does not believe that the ultimate resolution of these matters will have a materially adverse effect on the Company's financial position.

The Company also provides guarantees to securities clearinghouses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. It is not possible to quantify the aggregate exposure to the Company resulting from these types of indemnification provisions. The Company has not recorded a liability for such exposure as the likelihood of being required to pay is remote.

## 12. DISCLOSURES ABOUT FINANCIAL INSTRUMENTS

**Off-Balance-Sheet Risk** — The Company enters into various transactions involving off-balance-sheet financial instruments, which primarily include securities purchased and sold on a when-issued basis, securities to-be-announced, and options.

The Company has sold securities not yet purchased and, therefore, will be obligated to purchase such securities at a future date. The Company has exposure to losses if the market values of these securities increase prior to purchase.

The Company's clearance activities involve the execution, settlement, and financing of various customer securities and commodities transactions on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Customer transactions may expose the Company to off-balance-sheet risks in the event the customer is unable to fulfill its contractual obligation or the margin requirements are not sufficient to fully cover losses that the customer may incur. The Company controls this risk by establishing credit limits for such activities and monitoring its customers' compliance and exposure on a daily basis.

As a registered futures commission merchant, the Company introduces customer transactions to another broker on a fully disclosed basis that involve the purchase and sale of commodity futures contracts (including options on futures), but it does not carry any accounts related to commodities transactions for customers.

Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The Company is also exposed to market risk, which is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

## 13. COLLATERAL

The Company receives collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, the Company is permitted to sell or repledge the securities held as collateral and use the securities to enter into securities lending arrangements or deliver to counterparties to cover short positions. At December 31, 2012, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $165,868 and the fair value of the firm's collateral that had been sold or repledged was $15,971.

## 14. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date this financial statement was issued, and identified no subsequent events that should be disclosed in the notes to the statement of financial condition.

* * * * * *

# SUPPLEMENTAL SCHEDULES

## STEPHENS INC.
### (A Wholly Owned Subsidiary of SI Holdings Inc.)

### SUPPLEMENTAL SCHEDULE — COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2012

| | |
|---|---|
| NET CAPITAL: | |
| Total stockholder's equity from statement of financial condition | $ 150,559 |
| Deduct: | |
| Nonallowable assets: | |
| Not readily marketable investments — at fair value | 4,737 |
| Furniture, fixtures, equipment, and leasehold improvements — net | 5,318 |
| Receivables | 14,240 |
| Aged short security differences | 48 |
| Unsecured receivables from brokers and dealers and customers | 103 |
| Other | 3,824 |
| Other deductions | 2,856 |
| Net capital before haircuts on securities | 119,433 |
| Haircuts on securities: | |
| Trading positions | 11,347 |
| Contractual securities commitments | 5,475 |
| NET CAPITAL | $ 102,611 |
| AGGREGATE INDEBTEDNESS: | |
| Payables to brokers and dealers for customers' securities failed to receive | $ 1,929 |
| Brokers' free credit balances | 1,145 |
| Payables to customers | 146,242 |
| Payables to officers, directors, and affiliates | 52,604 |
| Accrued compensation and other accrued liabilities | 27,177 |
| Total aggregate indebtedness | 229,097 |
| NET CAPITAL | 102,611 |
| MINIMUM CAPITAL REQUIRED TO BE MAINTAINED (1/15 OF AGGREGATE INDEBTEDNESS) | 15,273 |
| NET CAPITAL IN EXCESS OF REQUIREMENT | $ 87,338 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 2.23 to 1 |

The primary difference between the original FOCUS Form X-17A-5 Part II as of December 31, 2012, filed by the Company on January 18, 2013, and the amended FOCUS Form X-17A-5 Part II, filed on February 15, 2013, related to an adjustment to accrued compensation resulting in an increase in total stockholder's equity and net capital of $2,375. There are no material differences between this computation and the amended FOCUS Form X-17A-5 Part II filed by the Company.

## STEPHENS INC.
### (A Wholly Owned Subsidiary of SI Holdings Inc.)

**SUPPLEMENTAL SCHEDULE — SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO THE COMMISSION REGULATION 30.7 AS OF DECEMBER 31, 2012**

The Company does not carry any customers' regulated commodity futures, foreign future, and foreign options accounts; therefore, the Company has no reporting requirement.

Deloitte.

**Deloitte & Touche LLP**
Suite 1120
111 Center Street
Little Rock, AR 72201
USA

Tel: +1 501 370 3600
www.deloitte.com

February 22, 2013

Stephens Inc.
111 Center Street
Little Rock, Arkansas 72201

In planning and performing our audit of the financial statements of Stephens Inc. (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 22, 2013 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Suite 1120
111 Center Street
Little Rock, AR 72201
USA
Tel: +1 501 370 3600
www.deloitte.com

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of Stephens Inc.
111 Center Street
Little Rock, AR 72201

Dear Sirs:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Stephens Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Stephens Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compare the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 22, 2013

Member of
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